Exhibit D

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 27, 2017. All such transactions were sales effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
6/16/2017	Buy	Common Stock	20,000	68.44
6/15/2017	Buy	Common Stock	25,000	69.05
6/14/2017	Buy	Common Stock	75,000	69.12

Marcato Encore Master Fund, Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
6/27/2017	Buy	Common Stock	41,352	67.52
6/15/2017	Sell	Common Stock	(24,296)	69.00
6/14/2017	Sell	Common Stock	(49,187)	69.22
6/13/2017	Sell	Common Stock	(36,517)	69.33